January 31, 2019

John A. Isakson
Chief Financial Officer
Preferred Apartment Communities, Inc.
3284 Northside Parkway NW
Suite 150
Atlanta, GA 30327

       Re: Preferred Apartment Communities, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 1-34995

Dear Mr. Isakson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities